Exhibit 100

NICE Announces Engagement with Microsoft Across Multiple Platforms

NICE Trading Recording, NICE inContact CXone and NICE Multi Channel Recording will be seamlessly integrated with Microsoft Teams

Hoboken, N.J., July 15, 2019 – NICE (Nasdaq: NICE) today announced it is expanding its collaboration with Microsoft, and will develop new integrations for Microsoft Teams.  With soon to be added NICE Trading Recording, NICE inContact CXone and NICE Multi Channel Recording integrations, organizations will be able to effortlessly collaborate with the contact center, to record, monitor and provide security to the Teams environment.

This builds upon NICE’s existing Microsoft One Commercial Partner (OCP) and IP Co-Sell Program memberships, which began with NICE Public Safety’s successful use of Microsoft Azure. As part of an elite group of global software vendors, NICE has engaged with Microsoft for collaborative joint sales, support and go-to-market initiatives. NICE and Microsoft have created a relationship which brings customers a complete Contact Center as a Service (CCaaS) platform, the Communication Compliance Recording solution with the significant experience in the financial industry, and enterprise scale Multi Channel Recording in NICE Engage.

“The relationship that is developing between NICE and Microsoft continues to be a success, so much so that it has expanded within the NICE portfolio. At NICE, we deliver innovative technology that empowers organizations to improve their customer experiences and ensure regulatory compliance,” said Chris Wooten, Executive Vice President of NICE Vertical Markets. “Microsoft understands the value that our broad portfolio brings to the table and has engaged with NICE to drive customer experience and compliance initiatives all over the world.”

NICE Trading Recording will provide enterprise-wide communication compliance recording and assurance that enables firms to expand the use of the Teams collaboration software across the enterprise, including all of their regulated users who are required to be recorded.

NICE inContact CXone integrated with Teams will improve rapid collaboration across the contact center and the rest of the organization, leading to faster answers for customers and a better experience for contact center agents and customers. The solution provides contact centers with NICE inContact CXone best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence unified and seamlessly integrated with Microsoft Teams.

NICE Multi Channel Recording will enable Teams users to integrate with Engage, the leading recording platform, for all aspects of interaction management and compliance adherence. The NICE Engage Platform provides comprehensive omnichannel interaction recording for Skype for Business and soon Teams. It is designed for flexibility, scale, state of the art business continuity and comprehensive compliance adherence.

NICE is not only using Teams to support their customers but has also deployed Teams across the organization as the primary collaboration platform. The use of Teams has improved communication internally while providing employees with a great tool to simplify processes.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Chris Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.